UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Research Solutions, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
761025105
(CUSIP Number)

James Gilmore 12 West Capital Management LP 90 Park Avenue, 40th Floor New York, New York 10016 646.216.7044	with a copy to: Peter D. Greene, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 646.414.6908
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761025 105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): 12 West Capital Management LP 45-3076594
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
	(See Instructions):	(b) [ ]

3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6.	Citizenship or Place of Organization: Delaware, United States

Number of	7. Sole Voting Power:	0**
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	0**
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	0**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 0%**
14.	Type of Reporting Person (See Instructions): IA

 **As of the date of filing of this Schedule 13D the Reporting Person no longer owns any Common Stock of the Research Solutions, Inc. and constitutes an exit filing for the Reporting Person.

Explanatory Note

This Schedule 13D Amendment No. 7 (the “Amendment”) amends the Schedule 13D filed by 12 West Capital Management LP (the “Reporting Person”) with the Securities and Exchange Commission on June 23, 2016, as amended November 29, 2017, as further amended June 11, 2020, as further amended July 10, 2020, as further amended August 14, 2020, as further amended September 14, 2020, as further amended February 3, 2021 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

As of the date of filing of this Schedule 13D the Reporting Person no longer owns any Common Stock of the Issuer and constitutes an exit filing for the Reporting Person.

The following table details the transactions by the Reporting Person, on behalf of the Funds, in Shares or securities exchangeable for Shares during the period commencing sixty (60) days prior to February 8, 2021 (the “Effective Date”), and from the Effective Date through the Filing Date:

Date	Price	Type of Transaction	Number of Shares
12/3/2020	$2.2140	Open Market Sale	14,000
12/3/2020	$2.21	Open Market Sale	100,000
2/1/2021	$2.50	Open Market Sale	2,407,500
2/2/2021	$2.8436	Open Market Sale	120,000
2/2/2021	$2.5859	Open Market Sale	82,000
2/3/2021	$2.5284	Open Market Sale	100,000
2/4/2021	$2.4950	Open Market Sale	17,776
2/4/2021	$2.4925	Open Market Sale	50,000
2/5/2021	$2.4951	Open Market Sale	30,000
2/8/2021	$2.45	Open Market Sale	250,000
2/9/2021	$2.50	Open Market Sale	15,374
2/10/2021	$2.52	Open Market Sale	208,380
2/10/2021	$2.45	Open Market Sale	241,620
2/10/2021	$2.45	Open Market Sale	1,550,000
2/11/2021	$2.5748	Open Market Sale	125,826
2/11/2021	$2.5478	Open Market Sale	50,000
2/11/2021	$2.5516	Open Market Sale	150,000

Except as set forth in this Amendment, none of the persons identified in Item 2 of the Schedule 13D has engaged in any transaction in Shares, or securities exchangeable for Shares, during the period commencing sixty (60) days prior to the Effective Date, and from the Effective Date through the Filing Date.

Other than the persons identified in Item 2 of the Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2021

12 WEST CAPITAL MANAGEMENT LP

By:	12 WEST CAPITAL MANAGEMENT, LLC,
its General Partner

By:	/s/ Joel Ramin
Joel Ramin,
its Sole Member

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).